UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
☐ Form C-U: Progress Update
☒ Form C/A: Amendment to Offering Statement
    ☒ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Vinty Inc.

Legal status of issuer

        Form
        C-Corporation

        Jurisdiction of Incorporation/Organization
        California

        Date of organization
        June 9, 2016

Physical address of issuer
517 Brooks Street, Oceanside, CA 92054

Website of issuer
https://www.drivevinty.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Series Seed Preferred Stock

Target number of Securities to be offered
97,715

Price (or method for determining price)
$0.25585

Target offering amount
$25,000

Oversubscriptions accepted:
    Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
    First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$750,000

Deadline to reach the target offering amount
June 28, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$15,331	$64,350
Cash & Cash Equivalents	$8,666	$56,743
Accounts Receivable	$6,665	$7,607
Short-term Debt	$5,920	$2,867
Long-term Debt	$0	$0
Revenues/Sales	$471,382	$236,627
Cost of Goods Sold	$236,627	$146,150
Taxes Paid	$2,090	$0
Net Income	$-52,072	$18,448

The above reflects the consolidated financials of Vinty Inc..

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 25, 2019

Vinty Inc.



Up to $750,000 of Preferred Stock

Vinty Inc. (the "Company," "we," "us", or "our"), is offering up to $750,000 worth of Series Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 28, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by June 28, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 21, 2019 will be permitted to increase their subscription amount at any time on or before June 28, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after June 21, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $750,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 28, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words

"estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://www.drivevinty.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/vinty

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Vinty Inc. is a California Corporation, formed on 01/04/2016.

The Company is located at 517 Brooks street, Oceanside, CA 92054.

The Company's website is https://www.drivevinty.com/.
_____

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/vinty and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$750,000
Purchase price per Security	$0.25585
Minimum investment amount per investor	$1,000
Offering deadline	June 28, 2019
Use of proceeds	See the description of the use of proceeds on page 13 hereof.
Voting Rights	See the description of the voting rights on pages 10, 17, and 18.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company's cash position is relatively weak. The Company currently has only $9,000 in cash balances as of 3/31/2019. This equates to roughly 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Our principal shareholders own voting control of our Company. Our current officers, directors, founders, and principal shareholders currently own a total of 1,000,000 shares of our Common Stock or 100% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive car sharing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protection to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

Risks Related to the Securities

The Series Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed Preferred Stock. Because the

Series Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 75.5% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Book Unique Classic Cars for Professional and Life Events.
Founded in 2016 in California, Vinty was inspired by the passion for great classic cars. With limited funds and resources (we are bootstrapped and have no debt), we were able to reach $470k in sales in 2018, a 20x increase since 2016. We were also able to gather an inventory of 1,500+ cars while focusing our efforts mostly in California.

We now want to take Vinty to the next level with your help!

Marketplaces allowing individuals to turn underutilized goods into assets have gained traction over the past few years. The key to success in this industry is to solve a problem for both sides of the marketplace.

Inventory Problem: As classic car owners, we learned first-hand how expensive it can be to maintain vintage cars. A large portion of vintage and classic cars are seldom driven, so we decided to focus on building a platform to turn them into assets.

Demand Problem: Several industries have a recurring need for classic cars. Service Providers (Event and Wedding Planners), Video/Movie Production Companies, and Advertising Agencies are often looking for ways to stand out and convey emotions. What better way to do so than vintage cars? However, they are frustrated by the limited offering of classic cars for rent and the outdated online solutions available. They also need a trusted partner that can deliver top quality service (delivery, driver, coordination).

Vinty solves issues for both classic car owners and renters with a modern and easy-to-use platform.

We have seen success and steady growth with our concept over the past 2 1/2 years. We have learned a lot from the market to refine our strategy and we are now ready to bring Vinty to its full potential with your help.

Business Plan

Business Model
Vinty takes a commission on platform transactions (~27% on average).
The average transaction on Vinty is $925.

Services
Vinty offers two levels of service:

A self-serving platform where users can contact classic car owners and arrange for a rental.
A premium customer service center for recurring clients and large events where the Vinty Client Service team provides assistance in finding vehicles, arranging for extra services, etc.
In addition to the car rental service, Vinty also provides peripheral services to meet the needs of its clients. These services include delivery, handler or driver, and coordination of large fleets. These services are key differentiators from our competition. We believe they are essential to the specialized markets we target.

We also intend to develop services offered to our community of car owners such as transportation, detailing, maintenance, community events, etc.

Target Customer
Vinty aims to serve professional service providers with a recurring need for classic cars. Our target clients are looking for unique ways to make their work stand out (advertising, movies, music videos, corporate events, private parties, organized tours, weddings, etc.).

Our customers are not only looking for vintage cars but also for the top-level customer service that Vinty provides.

In our two first years of experience, we were able to attract marquee customers that used our services in campaigns for Yves Saint Laurent, Cartier, General Motors, Nordstrom, 76, Netflix, and many more...

We have also put an agreement in place to provide rentals and experiences to Club Sportiva (an exotic car "timeshare" club in CA) and collaborated with Autograph Collection Hotels, part of Marriott International, Inc., to provide classic cars for road trip packages.

What Our Clients Are Saying
Smoothly run, nice clients, easy gig! A well-managed event which involved 12 cars. The Vinty guys are professional and super at communicating, which makes them easy to work with; and easy to provide clients the optimal experience they are looking for. - Jim M. - February 2019
Vinty was an all-around pleasure to work with. Reserving a car was easy and efficient. Everyone in the company was professional throughout our interactions, and they quickly put me in touch with the owner of the car to facilitate quick and easy communication. I would use their service again, without question, and I would recommend them to all of my family and friends. Top notch company! - Michael G. - December 2018
We contacted Vinty about having several cars on display at a large corporate event. There were quick to respond and found us a number of beautiful cars that were perfect for our event. He arranged for everything to be delivered. Everyone was on-time and the whole process for us was a breeze. I will definitely use Vinty again. - Julie H. - September 2018
The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Technology
Our current platform is powered by a combination of Software-as-a-Service (SaaS) solutions. This strategic choice allowed us to launch Vinty with limited funds and to quickly learn as much as possible from the market. Based on the feedback we received and the research conducted during our 2 years of operation, we have now started to develop our own platform. It will provide an enhanced user experience thanks to several new features (i.e. SMS Integration), improve our conversion rate, and allow us to scale Vinty.

The Company's Products and/or Services

Product / Service	Description	Current Market
Vintage and Classic Car Rentals	Marketplace for owners of classic cars to rent to individuals and companies.	Owners of vintage and classic cars, individuals looking to rent, and professionals with a recurring need for classic car rentals.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Primary Target Markets
- Advertising ($100Bn industry in the US)
- Event Production (1.3M corporate events per year in the USA)
- Film and Television (American Film Industry is a $10Bn market with production costs at $3.6Bn - Transportation accounts for 10% of all production costs)
- Wedding transportation (over 2 million weddings in the US every year with an average budget around $30k)
- High-end Tourism (we estimate a $300M opportunity for classic car rentals)

Owner Community (estimated 20% revenue increase potential)
- Services to Owners
- Audience monetization
- Affiliate opportunities

Intellectual Property

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5648536	Motor vehicle sharing services, namely, scheduling, planning, organizing, managing and providing the temporary use of motor vehicles; Providing an on-line searchable database featuring motor vehicle sharing services, namely, scheduling, planning, organizing, managing and providing the temporary use of motor vehicles.	VINTY	May 27, 2018	January 8, 2019	United States

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.83% of the proceeds, or $66,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Geo Expansion	40%	40%	40%
Product	25%	25%	25%
Operations	20%	20%	20%
General Expenses	15%	15%	15%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Pierre Lapointe	CEO & Co-Founder (Jan 2016 - Present)	Vinty Inc. CEO & Co-Founder (Jan 2016 - Present). Business Development, Sales & Inventory management.
Thomas Dubois	CFO & Co-Founder (Mar 2016 - Present)	Vinty Inc. CFO & Co-Founder (Mar 2016 - Present). Business Development, Operations management.
Thomas Poulain	CMO & Co-Founder (Jun 2016 - Present)	Vinty Inc. CMO & Co-Founder (Jun 2016 - Present). Marketing and Growth management.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Units	10,245,902	YES	N/A	100%	N/A

The Company has the following debt outstanding:
None.

Ownership

The Company is owned by a few individuals. Those individuals are Pierre Lapointe and Thomas Dubois.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Pierre Lapointe	Common Stock	43.5%
Thomas Dubois	Common Stock	36.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Vinty, Inc. ("the Company") is a corporation organized under the laws of California. The Company operates an online marketplace that rents out classic cars to individuals.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $9,000 in cash on hand as of 3/31/3019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:
None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions

Yes, junior to those for the Series Seed Preferred Stock.

Rights and Preferences
None

Previously Issued Preferred Stock
None.

Series Seed Preferred Stock

Dividend Rights
Holders of Series Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
So long as at least 25% of the original number of Series Seed Preferred Stock is outstanding, holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Series Seed Preferred Stock voting as a separate class. These matters include any vote to:
- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Series Seed Preferred Stock.

The Series Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company[, as described in the certificate of incorporation].

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights
The Series Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Series Seed Preferred Stock Investment Agreement
Under the Series Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Series Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the

next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Series Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Series Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Series Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Series Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Series Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable..

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company

accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Pierre Lapointe
(Signature)

Pierre Lapointe
(Name)

CEO, issuer, principal executive officer, and controller
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Pierre Lapointe
(Signature)

Pierre Lapointe
(Name)

CEO, issuer, principal executive officer, and controller
(Title)

April 25, 2019
(Date)

/s/Thomas Dubois
(Signature)

Thomas Dubois
(Name)

CFO, principal financial officer, and principal accounting officer
(Title)

April 25, 2019
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

VINTY, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

April 6, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vinty, Inc.
Oceanside, CA

We have reviewed the accompanying financial statements of Vinty, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 6, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VINTY, INC
BALANCE SHEET
DECEMBER 31, 2018 & 2017

_____

	2018	**2017**
ASSETS		
CURRENT ASSETS		
Cash	$ 8,666	$ 56,743
Accounts Receivable	6,665	7,607
TOTAL CURRENT ASSETS	15,331	64,350
TOTAL ASSETS	15,331	64,350
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	5,920	2,867
TOTAL CURRENT LIABILITIES	5,920	2,867
TOTAL LIABILITIES	5,920	2,867
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized; 435,000 issued; no par value)	55,000	55,000
Retained Earnings (Deficit)	(45,589)	6,484
TOTAL SHAREHOLDERS' EQUITY	9,411	61,484
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 15,331	$ 64,350

VINTY, INC
INCOME STATEMENT
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017
_____

	2018	2017
Operating Income		
Sales, Net	471,382	236,627
Cost of Goods Sold	358,604	146,150
Gross Profit	112,778	90,477
Operating Expense		
General & Administrative	85,478 $	34,856
Advertising	54,578	26,200
Contract Workers	11,617	1,155
Rent	9,885	7,433
Professional Services	2,704	3,454
	164,262	73,098
Net Income from Operations	(51,484)	17,379
Other Income (Expense)		
Taxes	(2,090)	-
Miscellaneous Income	1,503	1,068
Net Income	$ (52,072) $	18,448

VINTY, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017
_____

Cash Flows From Operating Activities			
Net Income (Loss) For The Period	$ (52,072)	$	18,448
Accounts Receivable	942		1,243
Accounts Payable	3,053		2,867
Net Cash Flows From Operating Activities	(48,077)		22,558
Cash Flows From Financing Activities			
Change in Common Stock	-		4,000
Change in Additional Paid in Capital			
Net Cash Flows From Investing Activities	-		4,000
Cash at Beginning of Period	56,743		30,187
Net Increase (Decrease) In Cash	(48,078)		26,557
Cash at End of Period	$ 8,666	$	56,743

VINTY, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF DECEMBER 31, 2018 THROUGH DECEMBER 31, 2017
_____

	2018	2017
Beginning Equity	$ 61,484	$ (11,963)
Issuance of Common Stock	-	55,000
Net Income	(52,072)	18,448
Ending Equity	$ 9,411	$ 61,484

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vinty, Inc. ("the Company") is a corporation organized under the laws of California. The Company operates an online marketplace that rents out classic cars to individuals.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained loss a net operating loss in 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company will conduct an equity crowdfund offering for the purpose of raising additional operating capital. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 6, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, new technological innovations, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates were not used in the preparation of these financial statements include.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Miscellaneous Income

This account consists of refunds from credit cards used to purchase supplies.

Advertising

The Company records advertising expenses in the year incurred.

Rent

The Company currently purchases monthly access to a co-working space on an as needed basis. from a third-party provider. In addition, the Company also partially reimburses employees, who work at home. There are no future minimum payments due and the company can renew monthly payments at their discretion.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service until 2020, 2021, and 2022, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, 2017, and 2018 remain subject to review by that State until 2021, 2022, and 2023, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 6, 2019, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


VINTY

Invest in Vinty

Premier classic car rental service and marketplace

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$1,000 Minimum

$3,000,000 Pre-Money valuation

Preferred Equity Security Type

INVEST

Time Left **58d : 11h : 06m**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Vinty is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Vinty without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Achieved $470k in 2018 revenue, +99% growth compared to 2017 (based on unaudited financials).
- After launching in Q3 2016, secured 4,000+ registered users, 1,500+ classic automobiles listed, over 1,000+ rental deals to date.
- Agreement in place to provide rentals and experiences to Club Sportiva and collaboration with Marriot's Autograph Collection Hotels to provide rentals for their road trip packages.
- Customers include Cartier, Nordstrom, 76, Netflix, and Mariot. Inventory can be seen in campaigns for Yves Saint Laurent, L'Oreal, and General Motors.
- Founders have bootstrapped the business to date.

Fundraise Highlights

- Total Round Size: US $750,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money Valuation: US $3,000,000

PROFILE MENU

Target Minimum Raise Amount: US $250,000

Offering Type: Side by Side Offering

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Financial Discussion
Market Landscape
Data Room
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Vinty is disrupting an old-fashioned industry. We provide a modern, easy, and transparent way for service providers to access and rent classic cars.

Book Unique Classic Cars for Professional and Life Events.

Founded in 2016 in California, Vinty was inspired by the passion for great classic cars. With limited funds and resources (we are bootstrapped and have no debt), we were able to reach $470k in sales in 2018, a 20x increase since 2016. We were also able to gather an inventory of 1,500+ cars while focusing our efforts mostly in California.

We now want to take Vinty to the next level with your help!

Marketplaces allowing individuals to turn underutilized goods into assets have gained traction over the past few years. The key to success in this industry is to solve a problem for both sides of the marketplace.

Inventory Problem: As classic car owners, we learned first-hand how expensive it can be to maintain vintage cars. A large portion of vintage and classic cars are seldom driven, so we decided to focus on building a platform to turn them into assets.

Demand Problem: Several industries have a recurring need for classic cars. Service Providers (Event and Wedding Planners), Video/Movie Production Companies, and Advertising Agencies are often looking for ways to stand out and convey emotions. What better way to do so than vintage cars? However, they are frustrated by the limited offering of classic cars for rent and the outdated online solutions available. They also need a trusted partner that can deliver top quality service (delivery, driver, coordination).

Vinty solves issues for both classic car owners and renters with a modern and easy-to-use platform.

We have seen success and steady growth with our concept over the past 2 1/2 years. We have learned a lot from the market to refine our strategy and we are now ready to bring Vinty to its full potential with your help.

Pitch Deck


VINTY
Book Unique Classic Cars
for Productions and Events
drivevinty.com

Product & Service

Business Model

- Vinty takes a commission on platform transactions (~27% on average).
- The average transaction on Vinty is $925.

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Services

Vinty offers two levels of service:

- A **self-serving platform** where users can contact classic car owners and arrange for a rental.
- A **premium customer service center** for recurring clients and large events where the Vinty Client Service team provides assistance in finding vehicles, arranging for extra services, etc.

In addition to the car rental service, Vinty also provides peripheral services to meet the needs of its clients. These services include delivery, handler or driver, and coordination of large fleets. These services are key differentiators from our competition. We believe they are essential to the specialized markets we target.

We also intend to develop services offered to our community of car owners such as transportation, detailing, maintenance, community events, etc.

Target Customer

Vinty aims to serve professional service providers with a recurring need for classic cars. Our target clients are looking for unique ways to make their work stand out (advertising, movies, music videos, corporate events, private parties, organized tours, weddings, etc.).

Our customers are not only looking for vintage cars but also for the top-level customer service that Vinty provides.

In our two first years of experience, we were able to attract marquee customers that used our services in campaigns for Yves Saint Laurent, Cartier, General Motors, Nordstrom, 76, Netflix, and many more...

We have also put an agreement in place to provide rentals and experiences to Club Sportiva (an exotic car "timeshare" club in CA) and collaborated with Autograph Collection Hotels, part of Marriott International, Inc., to provide classic cars for road trip packages.

What Our Clients Are Saying

- *Smoothly run, nice clients, easy gig! A well-managed event which involved 12 cars. The Vinty guys are professional and super at communicating, which makes them easy to work with; and easy to provide clients the optimal experience they are looking for.* - Jim M. - February 2019
- *Vinty was an all-around pleasure to work with. Reserving a car was easy and efficient. Everyone in the company was professional throughout our interactions, and they quickly put me in touch with the owner of the car to facilitate quick and easy communication. I would use their service again, without question, and I would recommend them to all of my family and friends. Top notch company!* - Michael G. - December 2018
- *We contacted Vinty about having several cars on display at a large corporate event. There were quick to respond and found us a number of beautiful cars that were perfect for our event. He arranged for everything to be delivered. Everyone was on-time and the whole process for us was a breeze. I will definitely use Vinty again.* - Julie H. - September 2018

The above individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Technology

Our current platform is powered by a combination of Software-as-a-Service (SaaS) solutions. This strategic choice allowed us to launch Vinty with limited funds and to quickly learn as much as possible from the market. Based on the feedback we received and the research conducted during our 2 years of operation, we have now started to develop our own platform. It will provide an enhanced user experience thanks to several new features (i.e. SMS Integration), improve our conversion rate, and allow us to scale Vinty.

Gallery




Borrowing a Vintage Car With a Little Help Fr...



Media Mentions

Bloomberg

Bloomberg TELEVISION

Marriott

Team Story

As a true classic car aficionado, Pierre Lapointe (CEO) experienced firsthand how expensive vintage cars can be to own and maintain. He struggled more and more to justify that extra cost while getting ready to start a family. At the same time, he realized that his entourage kept asking him where they could rent a classic car for various types of use (wedding pictures or transportation, private or corporate parties, music videos, etc.).

After doing some research, he found out that the available options were truly outdated and underwhelming...that is when the concept of Vinty was born. A marketplace to connect people with a need for classic cars with the owners of these cars everywhere in the US (...and hopefully soon in the world).

Pierre then turned to two close friends he had known for over 10 years to form the Vinty team: Thomas Poulain and Thomas Dubois. He knew that their skillsets were complementary, that they loved classic cars, and that they shared his approach to building a company: they all wanted to build a sustainable business with a methodical approach. The Vinty team is relentless, data-driven, pragmatic, and cost-conscious. Decisions are based on what the market teaches us, not what we want.

Founders and Officers



Pierre Lapointe
CEO

Experienced Chief Executive Officer, skilled in Sales, Customer Relationship Management (CRM), Web Design, Start-ups, and Product Marketing. Strong entrepreneurship professional graduated from top French business school.

"I am passionate about the sharing economy and classic cars. I also love talking to customers. I help our company provide an excellent customer service all around. It has been one of the key to our success."

My specialties: Sales Management, Project Management, and Marketplaces.

My dream car: 1960's Jaguar E-Type.



Thomas Poulain
CMO

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10+ years of experience in numerous countries at both strategic and operational level, as an entrepreneur and in mid and large scale corporations, as well as a consultant and a business owner.

"I thrive in online pure players while great culture and people get me up in the morning. I am obsessed with growth hacking, return on investment, and measurable outcomes. I make sure that every dollar we spend on marketing and advertising is measured and brings the highest ROI possible."

My specialties: Business Development, Team Management, Operations Management, Start ups, Multi-channel Marketing, Digital Marketing (Performance and branding), Lead Generation and e-Commerce.

My dream classic car: Porsche 911 (964).



Thomas Dubois

CPO

CSPO-certified project manager with experience in system implementations, solution design, and business process improvement projects. Has No-nonsense and no-dogma approach focused on delivering value. Thomas is one of the co-founders of Vinty.

"I am obsessed with organization, the efficiency of processes, and continuous improvement. I make sure that Vinty is as organized as possible and the most efficient in its processes without losing the flexibility of a young start-up. It has been a key to our success as we developed Vinty with limited funds and resources. We strive to learn and improve every day to better serve our clients and car owners."

My specialties: Project management, Business Analysis, Process Improvement, System Implementation

My dream car: 1969 Renault Dinalpin A110 (in blue please!)

Notable Advisors & Investors



Sam Wong

Advisor, Startup Advisor

Q&A with the Founder

Q:
Have you participated in any accelerator programs? If so, please detail.
Vinty:
Yes, we graduated from the Springboard Connect Accelerator in San Diego this year.

Q:
Are all founders currently full-time?
Vinty:
No, our third co-founder is currently part-time and we expect him to join full time in the third quarter, following the raise.

Q:
Please detail your product/platform and its key use cases.

Highlights
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Q&A with Founder
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Vinty provides an online marketplace for classic car owners seeking rental income for their asset. They can list their vehicles and make them available for three different rental types: driving, chauffeured, and display.

Vinty caters primarily to B2B clients seeking classic cars for various professional events. The main use cases include: corporate event display and tours, advertising production, movie/TV production, wedding transportation, and leisure rentals.

Q:

Please detail your competitive advantages.

Vinty:

Large inventory in the US.

We do not see a significant competitor addressing our "high-touch" B2B markets and our current competitors do not provide additional services. Our competition would need to alter their business model to serve the clients we are targeting.

Q:

Who do you view as your closest competitors and what key factors differentiate yourselves?

Vinty:

Turo, DriveShare by Hagerty, and local brick & mortar car companies are the primary competitors in our space. Our competitors are focused on driving rentals and individuals. They would need to alter their model to serve our target markets.

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $750,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.2558
Pre-money valuation:	US $3,000,000
Option pool:	10.0%
Liquidation preference:	1.0x

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While VInty has set an overall target minimum of US $250,000 for the round, VInty must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to VInty's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

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Product Development   Operations/Personnel
Geo Expansion   Marketing   Working Capital

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Product Development   Operations/Personnel
Geo Expansion   Marketing   Working Capital

Investor Perks

Perks available

Our first 50 investors will receive an exclusive set of Vinty car accessories (in addition to the perks listed below)

Invest $1,000 - All investors will receive a Vinty T-Shirt

Invest $2,500 - Receive a Vinty Polo Shirt, Vinty bottle, and either no commission on your next rental (car owners) or 20% off a one-day rental (renters - up to $150)

Invest $10,000 - Receive a Vinty Polo Shirt, hat, bottle, and either no commission on your next 3 rentals (car owners) or 50% off a one-day rental (renters - up to $600)

Invest $50,000 - All of the above (with a free 1-day classic car rental) plus a Private Online Q & A with Founders

Invest $100,000 - All of the above plus a Vinty swag bag and an invitation to a dinner with the founders in Los Angeles, and quarterly call with the CEO

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Operations

Vinty, Inc. ("the Company") is a corporation organized under the laws of California. The Company operates an online marketplace that rents out classic cars to individuals.

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Liquidity and Capital Resources

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Overview
Product & Service
The Team
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Market Landscape
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The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $9,000 in cash on hand as of 3/31/3019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape

Through the first 2 1/2 years of Vinty's existence, we listened to what the market and our owners have been telling us. This led us to focus our efforts on serving service providers and professionals with a recurring need for classic cars. Not only do these markets offer higher margins and a higher potential for recurring business, but they also provide a more controlled environment (vs. leisure self-drive rentals) which proved to be a key point for our car owners.

Addressable Market

Total Opportunity: We estimate Vinty's Total Addressable Market to be $675M in the US.

Primary Target Markets

- Advertising ($100Bn industry in the US)
- Event Production (1.3M corporate events per year in the USA)
- Film and Television (American Film Industry is a $10Bn market with production costs at $3.6Bn - Transportation accounts for 10% of all production costs)
- Wedding transportation (over 2 million weddings in the US every year with an average budget around $30k)
- High-end Tourism (we estimate a $300M opportunity for classic car rentals)

Owner Community (estimated 20% revenue increase potential)

- Services to Owners
- Audience monetization
- Affiliate opportunities

Competitve Advantage

Turo, DriveShare by Hagerty, and Local brick & mortar car companies are the primary competitors in our space. We do not see a single significant competitor addressing our "high-touch" markets. Our competitors are focused on driving rentals and individuals. They do not offer the support and the additional services (drivers, delivery, organization, etc.) that Vinty provides. They would need to alter their model to serve our target markets.

Risks and Disclosures

The Company's cash position is relatively weak. The Company currently has only $9,000 in cash balances as of 3/31/2019. This equates to roughly 2 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on their business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Our principal shareholders own voting control of our Company. Our current officers, directors, founders, and principal shareholders currently own a total of 1,000,000 shares of our Common Stock or 100% of the total issued and outstanding capital stock of the Company. Our principal shareholders will own a majority of our Common Stock following the Offering. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all our shareholders.

The Company does not currently hold any intellectual property and they may not be able to obtain such intellectual property. Their ability to obtain protection for their intellectual property (whether through patent, trademark, copyright, or other IP right) is uncertain due to a number of factors, including that the Company may not have been the first to make the inventions. The Company have not conducted any formal analysis of the "prior art" in their technology, and the existence of any such prior art would bring the novelty of their technologies into question and could cause the pending patent applications to be rejected. Further, changes in U.S. and foreign intellectual property law may also impact their ability to successfully prosecute their IP applications. For example, the United States Congress and other foreign legislative bodies may amend their respective IP laws in a manner that makes obtaining IP more difficult or costly. Courts may also render decisions that alter the application of IP laws and detrimentally affect their ability to obtain such protection. Even if the Company is able to successfully register IP, this intellectual property may not provide meaningful protection or commercial advantage. Such IP may not be broad enough to prevent others from developing technologies that are similar or that achieve similar results to theirs. It is also possible that the intellectual property rights of others will bar the Company from licensing their technology and bar them or their customer licensees from exploiting any patents that issue from our pending applications. Finally, in addition to those who may claim priority, any patents that issue from our applications may also be challenged by their competitors on the basis that they are otherwise invalid or unenforceable.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

PROFILE MENU

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive car sharing space. Additionally, the product may be in a market where customers will not have brand loyalty.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our website, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Not all of the founders or key employees are currently working full time for the Company. As a result, certain of the Company's employees, officers, directors or consultants may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The Company does not have an employment contract in place with key employees. Employment agreements typically provide protection to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if employees were to leave, the Company might not have any ability to prevent their direct competition, or have any legal right to intellectual property created during their employment. There is no guarantee that an employment agreement will be entered into.

The Company's agent for service of process is one of the founders. Although a Company is not legally required to have a professional registered agent, there are risks inherent in choosing an individual to serve in this role. Specifically, there is a risk that the individual may not be at the office location registered with the state when process is delivered, or that the service of process may be left with another person. In some cases, an unsuccessful attempt at serving the registered agent allows a court to order "substituted service" such as by serving the Secretary of State, or by posting or publishing the process documents. Furthermore, an individual may move his or her office, may leave the company's employ, be transferred to another state, or for another reason need to be replaced. In those cases, the registered agent's name and/or address on file with the Secretary of State will have to be updated. If there is a gap in time before the records are updated, the company may not receive notice of litigation. Additionally, an individual registered agent may mishandle or ignore the documents because of a lack of training, lack of time or time management, personal issues, or other reasons. In any of these cases, the company may fail to respond to the lawsuit in time, which could result in a default judgment, or the registered agent or counsel not receiving notice of the lawsuit in time to respond. This could have negative consequences on the Company's operations including mismanagement of litigation, which could be time-consuming and expensive and could divert management's attention. In addition to the above consequences, not appointing a professional registered agent may indicate poor corporate governance or legal oversight.

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General Risks and Disclosures
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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME
〉 📁 Pitch Deck and Overview (2 files)
〉 📁 Product or Service (12 files)
〉 📁 Financials (2 files)
〉 📁 Fundraising Round (1 file)
〉 📁 Investor Agreements (1 file)
〉 📁 Miscellaneous (4 files)

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For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Term Sheet
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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Vinty

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Vinty. Once Vinty accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Vinty in exchange for your securities. At that point, you will be a proud owner in Vinty.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Vinty has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:
1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Vinty does not plan to list these securities on a national exchange or another secondary market. At some point Vinty may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Vinty either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Vinty's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Vinty's Form C. The Form C includes important details about Vinty's fundraise that you should review before investing.

PROFILE MENU

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.



Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Market Landscape

Data Room

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PROFILE MENU

EXHIBIT D
Investor Deck



Book Unique Classic Cars for Productions and Events

drivevinty.com

Disclaimer slide

This presentation contains offering materials prepared solely by Vinty without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Business Summary

- **1,500+** classic cars listed
- **1,000+** bookings to date
- **$470K** revenue in 2018
- Goal: **$20M Rev.** business by 2021

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



Value Proposition

"Vinty combines technology and exceptional customer service to satisfy underserved markets with a **recurring** need for classic cars."

How?

We bring together professionals with a need for classic cars and the owners of these vehicles.



Car Owners

Share passion and make money



Vinty

Platform, customer/ concierge service & add-on services



Professionals

Access to rentals

Problem - Supply - Car Owner

5 million classic cars in the US



Meet Sandra

- Proud owner of a beautiful 1989 Ferrari Mondial
- Loves the car but does not drive it often
- Expensive to maintain and store

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Problem - Demand - Service providers

- Always looking for ways to stand out
- Frustrated by the limited offering of classic cars for rent
- Need a trusted partner who can deliver top quality service (delivery, driver, coordination, etc.)



Danny
Creative Director for an Advertising Agency



Sienna
Event Planner for a Destination Management Company



Wendy
Wedding Planner



Mike
Picture Car Coordinator for a Movie Studio

These statements reflect management's projected or modeled results and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.



Opportunity:

Assist service providers with a recurring need for vintage cars.

Target markets
- Advertising
- Event Production
- Film and Television
- Wedding transportation
- High-end Tourism

Community.
- Services to Owners
- Audience monetization
- Affiliate opportunities

We Estimate a $675M Total Addressable Market in the US



Business Model

$925
Average Sale

$250
Average Commission

Customers are very satisfied

70 received reviews (97% positive, 68/70)



The bus rental that Pierre had setup for me last week went great... He had provided me all the information that I needed. Once I arrived to the location in Orange County, the client was there and on time. The client coordinator really liked the bus...

Rob T about listing 1967 VW Bus 2 days ago.



Great company to work with. Very nice, professional and organized. Would def work with them again.

D. Justin R about listing 1960 Mercedes 190 SL 2 days ago.

Platform ratings

4.9

4.9 out of 5

Based on the opinion of 52 people

Facebook ratings

"We contacted Vinty about having several cars on display at a large corporate event. Vinty was quick to respond and found us a number of beautiful cars that were perfect for our event. Everyone was on-time and the whole process for us was a breeze. I will definitely use Vinty again." Julie M.

"I just rented out my black '71 Chevelle SS for a photo shoot through Vinty and couldn't have had a better experience." David S.

"I used Vinty for my sister's going away vehicle. They were blown away by the customer service and quality of the vintage car. I can't recommend them enough" Kate K.

These individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Our Competitors

No significant competitors addressing our "high-touch" markets

	TURO	DRIVESHARE BY HAGERTY	LOCAL PLAYERS	VINTY
Targeting B2B	--	--	-	+++
Targeting B2C	++	++	++	-
Classic Car Inventory	+	+	-	+++
Support large events	--	--	+	++
Insurance	++	++	+	-

=> Our competitors are self-drive focused and need to alter their model to serve our target markets.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Leadership Team



Pierre Lapointe - CEO

10 years in the Silicon Valley - Enterprise software sales



Thomas Poulain - CMO

10+ years in marketing and sales (Google/IBM)



Thomas Dubois - COO

10 years in Silicon Valley as a Project Manager



Sam Wong - Advisor

30+ years experience - Five-time serial entrepreneur; startup execution specialist

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WHY RENT A CLASSIC CAR?

OUR LOCATIONS

HOW IT WORKS

CONTACT US

ABOUT US

PREMIER CLASSIC CAR RENTAL EXPERIENCES

FIND CARS NEAR

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For Me To Drive

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CALL A SPECIALIST



VINTY



VINTY
example: Muscle car, Convertible...
About
How it works & FAQ
Blog
More
Sign up
Log in
+ List your car
All Categories
Classic Cars
Wedding Cars
Muscle Cars
Classic Camping
Classic Trucks
Price
MIN: 115
MAX: 1200
Rental Type
Self Drive
With Chauffeur
Photoshoots, Media & Corporate use
Location
Los Angeles
Palm Springs
1970 Cadillac DeVille Convertible $425 / day
1965 Ford Mustang GT $450 / day
1979 VW Deluxe Westfalia Pop-Top Camper $250 / day
1965 Ford Mustang Fastback $400 / day
1965 VW Van $400 / day
1957 Chevy Bel Air $550 / day
1965 Ford Mustang Fastback $400 / day
1968 Chevrolet Corvette Stingray $450 / day
1965 Ford Mustang Convertible $400 / day
Review listings



















Book the car of your dreams!



VINTY

example: Muscle car, Convertible....

Sign up   Log in   + List your car

About   How it works & FAQ   Blog   More ▾

1956 Porsche Speedster Replica





$300 per day

From
08/29/2017

To
08/31/2017

Request t

August 2017

Su	Mo	Tu	We	Th	Fr	Sa
30	31	1	2	3	4	5
6	7	8	9	10	11	12
13	14	15	16	17	18	19
20	21	22	23	24	25	26
27	28	29	30	31	1	2
3	4	5	6	7	8	9

Payment help


PayPal   MasterCard   VIS


VINTY

Vinty

Contact

★ 100% positive (4/4)
Feedback


South Bay Galleria
NORTH
REDONDO
Hermosa
Pram

Don't this pristine Porsche 356 Speedster in Los Angeles


Our Approach
• Bootstrapped with $50K in June 2016
• No debt/No capital dilution
• Data-driven, capital-efficient, and methodical
• Strong focus on execution

Used in Campaigns For

Corporate Events



YSL BEAUTÉ
MARC JACOBS
Cartier
LANCÔME PARIS
L'ORÉAL PARIS
airbnb
BAUME & MERCIER GENEVE 1830
THE RITZ-CARLTON
Marriott
facebook
Deloitte.
SUBARU
GM
UBER

Photo/Video Shoots



76
Zappos
Onitsuka Tiger
NORDSTROM
new balance
BOOT BARN
UGG
REVOLVE
FOSSIL
LUCKY BRAND
NBC
NETFLIX
PACSUN
SUN BUM
ROBIN PICCONE

Development Strategy



2016	2017	2018	2019	...

Proof of concept

- Minimum Viable Product Launch (August 2016)
- Test Inventory Sourcing
- First customers
- Test market assumptions

Foundation

- Development of V2 platform
- Market Segmentation
- Supply Acquisition Tactics
- Marketing strategy
- Insurance negotiation
- Growth Strategy Definition

Scaling

- City-by-City development
- Hire workforce
- Improve product (website, presentation, offering)
- Dominate California
- Launch in new locations
- Develop ancillary services

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Seeking capital to scale Vinty

- 10x available inventory
- 5x number of active cities
- Productize additional services

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Use of investment funds



Product - 25%



Geo Expansion - 40%



Operations - 20%



Contingencies - 15%

Projections

	2017	2018	2019	2020	2021
GMV	$235K	$470K	$2.1M	$8.6M	$20.6M
Net Income	$18K	$(52K)	$(511K)	$560K	$3.46M
Headcount	2	2	8	13	16
Major Cities	1	2	6	11	20+

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Exit: Strategic Acquisition or IPO



Peer-to-Peer Players (i.e. Turo, Airbnb)



Auto Insurance Industry (i.e. Chubb)



Traditional Car Rental Companies (i.e. Avis)



Actors in classic car space (i.e. Hemmings)



IPO on the Alternative Investment Market (AIM) in London

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.


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EXHIBIT E
Video Transcript

Exhibit E
Video Transcripts

Vinty - SeedInvest Campaign video
https://www.youtube.com/watch?v=pnANf5mzZcs&feature=youtu.be

Hey everyone, my name is Pierre and I'm the CEO and co-founder of Vinty. My team and I are passionate about classic cars, but we quickly realize how expensive they are to maintain and to own, so we created Vinty, a marketplace for classic car rentals. Today there is a strong demand for all types of commercial projects and life events that require one of those beautiful vintage cars. So, whether you need a car for the halftime of the Super Bowl, or for your next commercial, we have all the vehicles that you need. Over 1500 vehicles available. Let's see what Vinty is all about.

Things like Vinty, basically these peer-to-peer rental things. So, it's like a zip car but for vintage cars.

Today we need your help, join this incredible journey. We're on SeedInvest to raise the additional capital that we need to expand nationwide, improve our product, and hire a workforce. Thank you so much.

Borrowing a Vintage Car With a Little Help From the Sharing The Sharing Economy
https://www.youtube.com/watch?v=uT7Q_4j__6s

We'll start with these fancy cars, vintage cars you can drive. I was particularly interested cause I'd loved to drive some of these cars. Yeah and I think someone would love to drive your cars. So, they're these, right, they're basically these peer-to-peer rental things so it's like a zip car but for vintage cars. Turo, Drive Share, things like Vinty, where basically if you want to test out or let it sort of borrow a car for a weekend you can go to somebody who has a fancy car, a vintage car, and you know they've pre-cleared you and you borrowed for the day. It could cost $250. And that sounds great tell me about the preclearance part of it. I mean, you know before I let somebody drive my car, I would want to know they're not gonna wreck it. Yeah, so, all the members are pre-cleared, and their insurance is checked and then also sometimes you have to give them a social security number. So you know this is this is a vetted process and oftentimes the owner will actually meet you to give you the car and walk you through it. That's great but like, they're not in a road by itself with a car, like, there are other drivers, right? So like what happens if someone crashes the car? Yeah, I mean, you know, it's the same thing as renting any car, it's insured. Yeah, I'd feel much worse about, you know, your baby. Yeah, well I mean it's like Airbnb-ing your house, right? You know, you have nice artwork in your house, you might have nice things, it's a risk that comes with these peer-to-peer things, but people are really using these car trade programs to sort of test out vintage cars to see if they want to buy them on their own. Day by day, or is there a minimum or a maximum? You can do it for a few hours, it can be like Zipcar. It can cost from $250 to like $600, and you can get everything from, you know, an old BMW from the early 2000s to, you know, we test drove a Jaguar from 1990, a Bronco from the 80s, you know you can try some cool stuff. So, the question, any car in the world, what's the one car that you'd want to drive? Well the car I own is the one I like the best, but I would actually probably drive a Duesenberg. Okay that's the one you're like, yeah. Probably, yeah but I'd love to drive a Duesenberg, yeah. But I don't think that's gonna be, a Duesenberg is not gonna be in this I don't think, I mean those are worth millions of dollars. Yeah I don't think people are like renting out the million dollar Ferraris, but I mean you never know.

Men's Fashion: Business Casual & Weekend | Nordstrom Men
https://www.youtube.com/watch?v=KjltCnRwcUI

No Voiceover

Say Cheese | Quattro Formaggi
https://www.youtube.com/watch?v=zVAinjFwItA

Say Cheese. Cheese. Quattro Formaggi

76® Presents: Jean and Gene's Awesome Adventure Road Trip – Trailer
https://www.youtube.com/watch?time_continue=5&v=SNzCtdGJ120

No Voiceover